Exhibit 99.1

TNL Mediagene (NASDAQ:TNMG) to Establish Digital Asset Treasury

-	The Company announces a major strategic initiative to integrate digital assets into its business model and to establish a digital asset treasury (“DAT”), with digital assets limited to BTC, ETH and SOL — the three most established digital assets — designated as part of the Company’s treasury assets. The Company emphasizes that its DAT Strategy will exclude other digital assets that do not meet standards of scale, liquidity, institutional adoption and regulatory transparency

-	The Company has formed a digital asset treasury advisory group comprised of experts in the fields of digital assets, blockchain and Web3, bringing in a wealth of expertise from leading digital asset and Web3 companies, such as CoinDesk, Nonagon, hottolink and Matter Labs

-	BTC, ETH and SOL together represent the most widely adopted and institutionally recognized digital assets, combining attributes of scale, liquidity, and ecosystem development that make them well suited for treasury holdings

-	The Company has published a shareholder letter outlining the new digital asset strategy and the expected interplay and synergies with the Company’s existing Media, Technology and Digital Studio businesses that generated $48.5m consolidated revenue in FY2024 at 35% year-on-year growth, 45+ million monthly unique users*1 and 189+ million monthly digital footprints*2

TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced a major strategic initiative to integrate digital assets into its business model and to implement a digital asset treasury strategy (“DAT Strategy”) pursuant to which digital assets limited to BTC, ETH and SOL will become part of the Company’s treasury assets. The Company emphasizes that its DAT Strategy will exclude other digital assets that do not meet standards of scale, liquidity, institutional adoption and regulatory transparency.

The Company has also formed a DAT advisory group (“DAT Advisory Group”) to guide oversight, evaluation and development of the DAT Strategy. The DAT Advisory Group comprises experts in the fields of digital assets, blockchain and Web3 which will advise the management and the board of directors to ensure industry best practices and compliance with legal and regulatory requirements. These experts bring prior and concurrent experience from leading digital asset and Web3 companies, such as CoinDesk, Nonagon, hottolink and Matter Labs. Their backgrounds span trading, asset management, product development and regulatory engagement, providing the Company with a broad base of industry expertise.

The DAT Strategy is designed to deliver both financial and strategic benefits. Financially, it can enhance the Company’s flexibility and strengthen its position for future growth initiatives including acquisitions. Strategically, it opens new business opportunities in the digital asset space where the Company can leverage its scale, media reach and data analytics expertise. Unlike companies that position themselves primarily as digital asset treasury vehicles, the Company’s strategy is intended to complement — not replace — its core Media, Technology and Digital Studio businesses. The Company also recognizes that digital assets can be volatile and subject to regulatory or technological risks. Accordingly, its DAT Strategy is limited to BTC, ETH and SOL, which it views as the most established and widely adopted digital assets, and will be implemented in a gradual and disciplined manner to balance potential benefits with prudent risk management.

The Company has identified BTC, ETH and SOL as the digital assets most suitable for its treasury, given their relative scale, liquidity, institutional adoption and track records across multiple market cycles. Each of these assets provides distinct benefits — BTC as a widely recognized store of value, ETH as the leading smart-contract platform and SOL as a high-performance blockchain with one of the fastest-growing developer communities. Collectively, these three digital assets represent the pillars of today’s DAT ecosystem.

With guidance from the DAT Advisory Group, the Company is engaged in a comprehensive process, speaking with financing partners, refining potential investment and management policies, and considering different execution paths. The Company is also engaging with leading institutional custodians and asset managers to ensure best-in-class security, governance and compliance.  The Company expects to finalize key details of its DAT Strategy, including the allocation of treasury assets, the timing of financing of digital assets and the potential selection of service providers in the coming months.

“We see tremendous potential in digital assets and the multitude of ways a DAT Strategy can benefit and create synergies with our existing high-growth, high-visibility media business of 45 million monthly unique users*1, as well as our and data and technology business lines. Over the years, we have scaled our company through a disciplined M&A roll-up strategy, acquiring and integrating media and technology properties across Asia. The DAT Strategy builds on that foundation — not only by potentially enhancing our financial flexibility and liquidity to pursue future acquisitions, but also by positioning us to expand our media and data analytics platforms into the digital asset space anchored by these leading blockchains. We believe this dual benefit — financial and strategic — can support the next phase of our roll-up strategy and create significant new avenues of growth and shareholder value,” Co-Founder & CEO Joey Chung commented.

“Over the past several years, Japan’s crypto market has developed into one of the more robust and regulated markets globally, and in recent months this maturation has accelerated, with growing investor interest and pending tax reforms — including a proposal to move from progressive rates up to 55% toward a flat 20% rate by FY2026 — suggesting space for broader participation under clearer policy frameworks. Our M&A roll-up approach has always been about extending our reach, diversifying our portfolio and identifying where market shifts open new opportunities. Our DAT Strategy is a natural evolution of that playbook, focused only on BTC, ETH and SOL, and excluding other digital assets that do not meet standards of scale, liquidity, institutional adoption and regulatory transparency. Our DAT Strategy not only has the potential to strengthen our treasury and acquisition capacity but also opens a pathway for us to build and partner with businesses native to the digital asset economy. In doing so, we can leverage our media scale and audience reach to capture revenue opportunities in a sector that is rapidly converging with mainstream technology and consumer behavior. We see this as a powerful extension of our roll-up strategy and are excited to move forward,” Co-Founder & President Motoko Imada added.

Concurrently with this announcement, the Company published a shareholder letter detailing its decision to pursue the DAT Strategy, which can be here: Link.

*1	Monthly unique users comprised the average monthly unique users of owned sites and social media platforms (YouTube + TikTok) based on the Company data for the twelve months ended March 31, 2025.

*2	Digital footprint comprised of average monthly views during the most recent available Company data for the twelve months ended March 31, 2025.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co., Ltd. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, ecommerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

For further information, please contact

E-mail：IR@tnlmediagene.com

Financial Data

The condensed financial information presented in this press release should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in TNL Mediagene’s annual report on Form 20-F filed with the SEC on April 30, 2025, which provides a more complete discussion of its accounting policies and certain other information.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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